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Exhibit 23.2

CONSENT OF ARTHUR ANDERSEN LLP—INDEPENDENT PUBLIC ACCOUNTANTS

        Not available due to circumstances at Arthur Andersen LLP and despite the reasonable efforts of UFP Technologies, Inc. to obtain such consent.

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CONSENT OF ARTHUR ANDERSEN LLP—INDEPENDENT PUBLIC ACCOUNTANTS